EXHIBIT INDEX
Exhibit 99.1 — Press Release

Exhibit 99.1
Canadian Solar Receives NASDAQ Notice Related to Late Filing of Form 20-F
Ontario, Canada, July 27, 2010 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ) today announced that it received a letter from the NASDAQ Stock Market, dated July 21, 2010, notifying the Company that it is not in compliance with the requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2009.
In accordance with NASDAQ Listing Rules, the Company has 60 calendar days from the date of the notice to submit a plan to regain compliance. If NASDAQ accepts the plan, NASDAQ may grant the Company an extension until December 27, 2010 to regain compliance. Canadian Solar intends either to file its annual report on Form 20-F for the year ended December 31, 2009 or submit a plan to regain compliance to NASDAQ within the prescribed 60-day period.
The notification from NASDAQ does not change the listing of the Company’s common stock at this time.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally friendly solar solutions to support global, sustainable development. For more information, visit http://www.canadiansolar.com.
Safe Harbor/Forward-Looking Statements
Certain statements in this press release involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009, as amended by its report on Form 20-F/A filed on October 14, 2009. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.